April 27, 2020

VIA EDGAR AND BY COURIER

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julie Sherman
Brian Cascio
Courtney Lindsay
Irene Paik

Re:	Tocagen Inc.
Registration Statement on Form S-4 Filed March 25, 2020
File No. 333-237371

Ladies and Gentlemen:

On behalf of Tocagen Inc. (“Tocagen”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 21, 2020 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Tocagen has also revised the Registration Statement in an Amendment No. 1 (the “Amendment”) as set forth below in response to the Comment Letter and is filing the Amendment with the Commission concurrently with the submission of this letter.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of Tocagen’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Form S-4 filed March 25, 2020

Cover Page

1.

With reference to your disclosure on page 11, where you disclose the 76.7% ownership percentage of Forte equity holders in the combined company, please revise to clarify that the equity holders of Forte prior to the Pre-Closing Financing are expected to hold approximately 46.7% of the combined company.

April 27, 2020

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised the cover page of the Amendment to include the clarification that the equity holders of Forte prior to the Pre-Closing Financing are expected to hold approximately 50.1% of the combined company, which is based off the revised assumed Exchange Ratio of 2.5923, assuming Tocagen Net Cash of $3.0 million and a Pre-Closing Financing of $19.3 million.

Questions and Answers About the Merger

What is the Merger?, page 1

2.	Disclose here, or provide a cross-reference to, the reasons why Forte entered into the security purchase agreements.

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised page 1 of the Amendment to disclose the reason why Forte entered into the security purchase agreements, which was its need for capital to support the clinical development of its product candidates and to reach its next clinical milestone.

Prospectus Summary

Forte Biosciences, Inc., page 10

3.

We note your statement here and elsewhere in your prospectus that “Forte’s clinical data validates safety,” FB-401 demonstrated a “clean safety profile,” “the first adult cohort study established that FB-401 is safe for use,” and “FB-401 demonstrated efficacy improvements.” Because FDA approval is dependent on the agency making a formal determination that a drug is safe and effective, it is premature for you to describe your clinical stage product as safe and effective, or that the results of any of your trials demonstrated or established safety or efficacy. Please remove or revise these statements.

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised pages 11, 12, 181, 183, 185, and 214 of the Amendment to remove any conclusive statements regarding the safety and/or efficacy of FB-401 due to the results of Forte’s clinical trials to date.

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration and Exchange Ratio, page 14

4.

Please clearly disclose Tocagen’s current level of net cash and whether you anticipate net cash to be outside of the range of $7.5 million to $10 million for purposes of calculating the Exchange Ratio. To the extent this is a possibility, please also provide examples of estimated percentage ownership, including the estimated percentage ownership of each company if Tocagen were to have net cash at closing of $3 million. Please also clearly disclose here and elsewhere that you discuss adjustments to the Exchange Ratio based on Net Cash that Tocagen having net cash of $3.0 million is a condition to closing.

April 27, 2020

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised page 15 of the Amendment to clearly disclose that Tocagen anticipates net cash to be between $2.0 million and $4.0 million for purposes of calculating the Exchange Ratio. Tocagen has also revised the introductory letter to Tocagen and Forte stockholders and pages 1, 2, 12, 13, 15, 16, 26, 28, 144, 172, 215, PF-5 and PF-7 to provide estimated percentage ownership of the equityholders of each company if Tocagen were to have net cash at closing of $3.0 million and has revised page 15 to disclose that Tocagen having net cash of $3.0 million is a condition to closing.

Additionally, Tocagen has added a table to page 146 of the Amendment, under the subsection entitled “Exchange Ratio” that shows the effect of Tocagen’s net cash on the Exchange Ratio and percentage ownership of Tocagen equityholders.

Termination and Termination Fees, page 17

5.

You state that in the event of a “Forte Triggering Event” certain Forte stockholder’s obligations to, among other things, vote their shares in favor of the merger agreement would be modified. Please define here, or provide a direct cross-reference to, the definition of a “Forte Triggering Event.”

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised page 18 of the Amendment to provide a direct cross-reference to the definition of “Forte Triggering Event.”

Interests of Certain Directors, Officers and Affiliates of Tocagen and Forte, page 18

6.

State here and throughout your registration statement, where you deem appropriate, the amount of shares that would be covered by vested stock options owned by current Tocagen named executive officers and directors after giving effect to the terms of the merger agreement (i.e., options with an exercise price greater than $0.64 will be cancelled).

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised the introductory letter to Tocagen and Forte stockholders and pages 2, 16, 20, 126, 131, 147 of the Amendment to disclose the amount of shares that would be covered by vested stock options owned by current Tocagen executive officers and directors after giving effect to the terms of the Merger Agreement.

Because the Merger will result in an ownership change under Section 382 of the Code for Tocagen..., page 27

7.	Please quantify the NOLs and other tax attributes that are subject to limitation and clarify the factors that will determine the extent of the limitation.

April 27, 2020

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised pages 29, 42, and 63 of the Amendment.

If Tocagen fails to comply with its obligations in the agreement under which Tocagen licenses intellectual property rights from the [USC]..., page 36

8.	Please revise this risk factor to specify how Tocagen may “[fail] to comply with its obligations in the agreement.”

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised pages 37 and 38 of the Amendment to disclose how Tocagen may “[fail] to comply with its obligations in the agreement.” In addition, this contract will be assigned to Denovo BioPharma LLC (“Denovo”) after Closing as part of the sale of the RRV Platform Assets to Denovo. The sale of the RRV Platform Assets is described in the Background of the Merger on pages 104-112.

Cautionary Note Concerning Forward-Looking Statements, page 98

9.	Please revise the last sentence of this section to indicate that you will update or revise forward-looking statements to the extent required by applicable law.

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised page 98 of the Amendment.

Background of the Merger, page 104

10.

We note you disclose that on October 22, 2019, Tocagen selected Ladenburg to serve as a financial advisor. Provide more details regarding the selection process for financial advisors, including the qualifications considered.

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised page 104 of the Amendment and provided more details regarding the selection process for financial advisors.

11.

Discuss, where you deem appropriate, why Tocagen decided to sell the RNV Platform Assets as a separate transaction, rather than, for example, retaining them for the combined company. Please also provide a description of what is included in the RNV Platform Assets and provide any update on the plans to sell the RNV Platform Assets.

April 27, 2020

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised page 107 of the Amendment to discuss why Tocagen decided to sell the RNV Platform Assets as a separate transaction, including that Forte attributed no value to the assets in its offer. Additionally, page 104 of the Amendment has been revised to provide a description of what is included in the RNV Platform Assets and an update on the plans to sell the RNV Platform Assets.

12.

We note that in earlier stages of negotiations that certain assumptions were based on an exchange ratio of 1.7514 and that the most recent transaction assumptions are based on an exchange ratio of 1.8149. If material, expand your disclosure here to discuss this change and how the parties arrived at the exchange ratio.

Response: Tocagen respectfully acknowledges the Staff’s comment and notes that the mechanism to calculate the Exchange Ratio is in the Merger Agreement that was agreed to after extensive negotiations, and this change to the Exchange Ratio from 1.7514 to 1.8149 was the result of investment by new investors that entered into the Investment and Subscription Agreement to purchase shares of Forte’s common stock after the signing of the Merger Agreement but prior to filing the Registration Statement. The Merger Agreement contemplated and provided a mechanism for the Exchange Ratio to be revised for such investment in Forte. Both the initial Exchange Ratio of 1.7514 and the revised Exchange Ratio of 1.8149 assumed Tocagen Net Cash at Closing to be $7.5 million and a reverse split ratio of 10-for-1, the mid-range of the reverse split originally agreed upon in the Merger Agreement. This change in the Exchange Ratio from 1.7514 to 1.8149 was not viewed as material because the increased investment in Forte and a revision in the Exchange Ratio for such investment was contemplated by the Merger Agreement.

Additionally, we note that the Amendment will be revised to include an estimated Exchange Ratio of 2.5923, which has been revised based on the an assumed Tocagen Net Cash at Closing of $3.0 million and a Reverse Split of 15-for-1. As noted on page 2, Tocagen, Forte and Merger Sub agreed to a revised reverse split range of 8-for-1 and 15-for-1 on April 14, 2020. Each of these assumptions has been described in the Amendment to show that the initial assumed Exchange Ratio of 1.7514, based on certain assumptions made at the time of signing the Merger Agreement, has been revised to 2.5923 based on more current assumptions. Tocagen has also added an additional Q&A to pages 2 and 3 of the Amendment disclosing the reasons that the Exchange Ratio changed from 1.7514 to 2.5923. The final Exchange Ratio will be disclosed in a Form 8-K five (5) business days prior to the meeting of the Tocagen stockholders to consider the merger.

Opinion of the Tocagen Financial Adviser, page 117

13.

We note that at the time you received your fairness opinion that certain assumptions were based on an exchange ratio of 1.7514 and that the most recent transaction assumptions are based on an exchange ratio of 1.8149. Discuss any material changes that occurred since the delivery of the opinion or that are anticipated to occur before the stockholder meeting. If the change was not deemed material, please so state in your disclosure.

Response: Tocagen respectfully acknowledges the Staff’s comment and refers to Tocagen’s response in comment 12 above. Additionally, no material changes are expected to occur before the stockholder meeting and the final Exchange Ratio to be used at the Closing of the Merger will be determined in accordance with the Merger Agreement, as disclosed. The final Exchange Ratio will be disclosed in a Form 8-K five (5) business days prior to the meeting of the Tocagen stockholders to consider the merger.

April 27, 2020

Opinion of the Tocagen Financial Advisor

Analysis of Selected Publicly Traded Companies, page 121

14.	Please disclose how Ladenburg selected the six publicly traded companies for the selected publicly traded companies analysis.

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised pages 122 and 123 of the Amendment to disclose how Ladenburg selected the six publicly traded companies for the selected publicly traded companies analysis.

Material U.S. Federal Income Tax Consequences of the Merger, page 131

15.

Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and remove language stating that it is intended that, or generally, certain material tax consequences will apply. In addition, please clearly state that the conclusion is the opinion of counsel. Please also remove any statement that assumes the material tax consequences at issue (e.g., “Assuming the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code”). Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised pages 6, 7, 21, 133, 134 and 135 of the Amendment to provide a firm conclusion regarding the treatment of the transaction under Section 368(a) and to remove any statement that assumes the material tax consequences at issue.

Description of Tocagen’s Business

License and Collaboration Agreements, page 173

16.

Please disclose, where appropriate, if and how your agreements with ApolloBio, Siemens and USC are impacted by your suspension of research and development activities. Please also discuss the impact of an asset sale or merger on these agreements.

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised page 175 of the Amendment to disclose that the agreements with ApolloBio, Siemens and USC are not impacted by its suspension of research and development activities. Each of these contracts will be assigned to Denovo after Closing as part of the sale of the RRV Platform Assets to Denovo. The sale of the RRV Platform Assets is described in the Background of the Merger on pages 104-112.

April 27, 2020

17.

Please revise your description of the ApolloBio License Agreement to narrow the royalty range from “low double digits” to no more than ten percentage points (for example, between twenty and thirty percent).

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised page 176 of the Amendment to narrow the royalty range to between 10% and 15%.

Description of Forte’s Business

Manufacturing, page 183

18.

With reference to your disclosure on page 88 regarding your reliance on a sole contract manufacturing organization for materials to be used in clinical trials, please describe the material terms of your services agreement with this contract manufacturing organization and file it as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K.

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised page 186 of the Amendment to clarify that although Forte relies on a sole contract manufacturing organization, Forte has multiple potential sources for the manufacture of its product candidate, FB-401, and could readily replace the current sole manufacturing arrangement if necessary. In addition, Forte has clarified that its sole contract manufacturing organization has the ability to produce sufficient quantities of FB-401 for its anticipated clinical trials. As such, Tocagen respectfully submits that Forte is not substantially dependent on a sole contract manufacturing organization and the services agreement with this contract manufacturing organization is in the “ordinary course of business” and therefore is not required to be filed as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii) of Regulation S-K

Intellectual Property, page 184

19.

Please revise your disclosure to narrow the royalty range from “low double digits” to no more than ten percentage points (for example, between twenty and thirty percent). Please also disclose aggregate payments made to date and the duration of the royalty period. In addition, please file as an exhibit the license agreement with DHHS. Refer to Item 601(b)(10) of Regulation S-K.

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised page 187 of the Amendment to narrow the royalty range to between 10% and 15% and to disclose aggregate payments to date and the duration of the royalty period. The license agreement with DHHS was filed as an exhibit to the Amendment.

Executive Compensation of Forte

Agreements with Forte’s Named Executive Officers , page 243

20.	Please file as exhibits to the registration statement the offer letters with named executive officers and the 2018 Equity Incentive Plan. See Item 601(b)(10) of Regulation S-K.

April 27, 2020

Response: Tocagen respectfully acknowledges the Staff’s comment and has filed the offer letters with named executive officers and the 2018 Equity Incentive Plan with the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Preliminary Estimate of Consideration Expected to be Transferred, page PF-7

21.	Please revise to disclose how you determined Tocagen’s pro forma net assets of $4.2 million as of December 31, 2019. We note that net assets at December 31, 2019 were approximately $10.8 million.

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised the disclosure on page PF-8 to show the pro forma adjustments made to Tocagen’s historical net assets of $10.8 million in arriving at pro forma net assets as of December 31, 2019.

Note 5. Pro forma Adjustments, page PF-9

22.	Please revise to disclose how you determined the amount of the pro forma adjustment to common stock in Note E.

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised the disclosure in Note E to show how the pro forma adjustments to common stock were determined.

23.	With regards to Note G, please revise to separately state each pro forma adjustment related to the elimination of Tocagen’s historical accumulated deficit.

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised the disclosure in Note G to separately state each pro forma adjustment related to the elimination of Tocagen’s historical accumulated deficit.

24.

We refer to Note H. Please reconcile your adjustment to record the conversion of Forte preferred stock into common stock with the amount in Note D. In addition, revise to provide your calculation of the fair value of the estimated number of shares of the combined company to be owned by Tocagen stockholders.

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised the disclosure of Note H to show the adjustments to record the conversion of Forte preferred stock into common stock with the amount in Note D. Disclosure regarding the calculation of the fair value of the estimated number of shares of the combined company to be owned by Tocagen stockholders with a cross-reference to Note 3 has been added.

April 27, 2020

25.	We refer you to Note J. Please tell us how you compute total shares of 45,705,701 from the amounts in the table.

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised the disclosure in Note J to show the computation of total shares.

Forte Biosciences Financial Statements

Note 4. License to Patented Technology, page FBRX-12

26.

Please revise to disclose the specific development, regulatory and commercial milestones under the DHHS license that could require up to $105.5 million in milestone payments. In addition, disclose the minimum annual royalty payments.

Response: Tocagen respectfully acknowledges the Staff’s comment and has revised Note 4, License to Patented Technology, page FBRX-12, to include the specific development, regulatory and commercial milestones under the DHHS license that could require up to $105.5 million in milestone payments and the minimum annual royalty payments.

*    *    *

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (858) 550-6088.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Karen Deschaine
Karen Deschaine
COOLEY LLP